As filed with the Securities and Exchange Commission on August 4, 2015

Registration No. 333-204836

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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POST-EFFECTIVE AMENDMENT NO. 1
TO

FORM F-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

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INTEC PHARMA LTD.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

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Israel	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

12 Hartom Street
Har Hotzvim, Jerusalem 777512, Israel
(+972) (2) 586-4657

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

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Vcorp Agent Services, Inc.
25 Robert Pitt Drive, Suite 204
Monsey, New York 10952
(888) 528-2677
(845) 818-3588 (facsimile)

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

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With copies to:

Robert L. Grossman, Esq. Joshua M. Samek, Esq. Greenberg Traurig, P.A. 333 Avenue of the Americas Miami, FL 33131 (305) 579-0500 (305) 579-0717 (facsimile)	Benjamin Waltuch, Esq. Pearl Cohen Zedek Latzer Baratz One Azrieli Center, Round Tower Tel-Aviv 6702101, Israel +972 (3) 607-3777 +972 (3) 607-3778 (facsimile)	Steven M. Skolnick, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, NY 10020 (212) 262-6700 (212) 262-7402 (facsimile)	Dr. Shachar Hadar Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. One Azrieli Center, Round Tower Tel Aviv 6702101, Israel +972 (3) 607-4479 +972 (3) 607-4566 (facsimile)

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Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ 333-204836

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 relates to the Registrant’s Registration Statement on Form F-1, as amended (File No. 333-204836), which was declared effective by the Securities and Exchange Commission on August 3, 2015.  The Registrant is filing this Post-Effective Amendment No. 1 pursuant to Rule 462(d) for the sole purpose of replacing Exhibit 5.1 to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any provision of Part I or Part II of the Registration Statement other than the exhibit index incorporated by reference into Item 8 of Part II as set forth below.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

•      financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

•      reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction; and

•      reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

•      a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•      a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and

•      a financial liability imposed on the office holder in favor of a third party.

Under our articles of association, we may insure and indemnify an office holder against the aforementioned liabilities as well as the following liabilities:

•      any other action which is permitted by law to insure an office holder against;

•      expenses incurred and/or paid by the office holder in connection to with an Administrative Enforcement Procedure, in connection to such office holder, and including reasonable litigation expenses and attorney fees; and

•      a financial liability in favor of a victim of a felony pursuant to Section 52ND of the Israeli Securities Law.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•      a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•      a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•      an act or omission committed with intent to derive illegal personal benefit; or

•      a civil or administrative fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders. See “— Approval of Related Party Transactions under Israeli Law.”

We have entered into indemnification agreements with our office holders to exculpate, indemnify and insure our office holders to the fullest extent permitted by our articles of association, the Companies Law and the Israeli Securities Law. The indemnification thereunder is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

The maximum indemnification amount set forth in such agreements is limited to an amount which shall not exceed 25% of our equity based on our most recently audited or reviewed financial statements prior to actual payment of the indemnification amount. Such maximum amount is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement.

In the opinion of the Securities and Exchange Commission, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

There is no pending litigation or proceeding against any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

We have obtained directors’ and officers’ liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Companies Law. In addition, prior to the closing of this offering, we intend to enter into agreements with each of our office holders undertaking to indemnify them to the fullest extent permitted by the Companies Law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance.

Item 7. Recent Sales of Unregistered Securities

The following is a summary of transactions during the three years preceding this offering involving offers and sales of our securities by us. All such offers and sales took place outside the United States pursuant to Regulation S promulgated under the Securities Act and were not registered under the Securities Act:

On May 29, 2012, we issued 287,593 ordinary shares and 143,796 warrants exercisable into ordinary shares (Series 3) in a rights offering to our shareholders by the means of a shelf offering report, published on May 6, 2011. The rights offering provided that each shareholder holding 22 ordinary shares was entitled to two ordinary shares and one Series 3 warrant exercisable into ordinary shares, for total consideration of NIS 90. Each warrant was exercisable at an initial price per underlying ordinary share of NIS 60. The aggregate consideration received by us with respect to such rights offering was NIS 12.9 million before issuance costs, and NIS 251,000 was received by us in consideration for exercising 4,181 warrants. The exercise period for the remaining warrants expired on May 30, 2013.

On February 13, 2013, we issued 231,000 ordinary shares and 92,400 warrants exercisable into ordinary shares at an exercise price of NIS 80 per ordinary share as a part of a private offering to the Phoenix Insurance Company Ltd. and Meitav Provident & Pension Ltd. The aggregate consideration received by us with respect to such private placement was NIS 15 million. The exercise period for the remaining warrants expired on February 13, 2015.

As part of our August 2013 financing round, we issued an aggregate of 320,663 ordinary shares and 198,812 warrants exercisable into ordinary shares at an exercise price NIS 35 as part of a private offering to Gabriel Capital Fund (Israel), L.P., Gabriel Capital Management Ltd., Gabriel Capital Fund (US), L.P., Sphera Healthcare Fund, SPHERA Healthcare Fund, Sterling Group International Inc., Collace Services Ltd., Yehuda Shimoni, Gary Leibler, Jonathan Leibler, Roni Levi, GlenRock Israel Ltd., Steve Israel and Joe Franco. In addition, we issued to these investors 80,166 warrants exercisable into ordinary shares at an exercise price of NIS 35 because we did not complete (i) a public offering raising at least $12.0 million on NASDAQ Stock Market or (ii) a merger with a company traded on the NASDAQ Stock Market which holds at least $12.0 million of unencumbered cash, prior to September 30, 2014. We issued such additional 80,166 warrants on November 2014. The aggregate consideration received by us with respect to such private offering was NIS 17.9 million, and if all of the warrants issued in the private placement (including the additional warrants) are exercised at their current exercise prices, we would receive an estimated NIS 9.8 million. The warrants contain anti-dilution protection for merger and acquisition transactions with a price per share below NIS 36.5. The exercise period for the first 198,812 warrants will expire on September 17, 2017, and the exercise period for the additional 80,166 warrants will expire on October 22, 2016.

On April 22, 2014, we issued shares to Mr. Shlomo Cohen in connection with a court order relating to litigation involving an early investor in our company, Mr. Shlomo Cohen, with whom we entered into an agreement in 2006 with respect to certain services that Mr. Cohen provided to us. The agreement with Mr. Cohen stated, among other things, that we would grant him 50,909 of our ordinary shares (representing 2.5% of our outstanding shares on a fully diluted basis as of such time) if we would enter into a “strategic agreement” with respect to our business during a specified period. On March 31, 2011, Mr. Cohen filed suit against us in the district court of Tel Aviv alleging breach of contract and other claims resulting from our failure to issue him such shares. We defended the suit on the basis that, among other things, the conditions precedent specified in the contract were not satisfied. On September 8, 2013, the district court ruled in favor of Mr. Cohen and ordered us to issue him 50,909 of our ordinary shares (representing approximately 0.94% of our outstanding shares as of March 31, 2015) and to pay him NIS 150,000 in costs. The court ruled that one feasibility and option agreements signed in 2008 with a pharmaceutical company was a strategic agreement despite the fact that the pharmaceutical company did not sign another agreement with us, we did not receive any significant funding from the agreement and the value of our shares did not increase because of this agreement. We filed a notice of appeal to the Supreme Court with respect to the decision of the district court but have withdrawn this appeal and there will be no further appeals on this matter.

On October 1, 2014, we issued 577,795 ordinary shares and 577,795 warrants exercisable into ordinary shares (Series 7) in a rights offering to our shareholders by the means of a shelf offering report, published on September 3, 2014 and a related report dated September 7, 2014. The rights offering provided that each shareholder holding 15 ordinary shares was entitled to purchase two ordinary shares and two Series 7 warrants exercisable into ordinary shares, for total consideration of NIS 60. Each warrant was exercisable at an initial price per underlying ordinary share of NIS 35. The aggregate consideration received by us with respect to such rights offering was NIS 17.3 million before issuance costs. 208,843 Series 7 warrants were exercised for total consideration of approximately NIS 7.3 million prior to their expiration on April 23, 2015. In connection with the rights offering we issued 202,018 ordinary shares to the investors in our August 2013 financing round as a result of the Downside Protection included in the investment agreement.

None of the transactions after our initial public offering in Israel used the services of an underwriter.

During 2011, we granted options to purchase an aggregate of 75,841 ordinary shares to our officers and employees, with an average exercise price of NIS 79.83 per share. In 2011 an aggregate of 178,479 options were exercised into ordinary shares in consideration of NIS 89,000 and 6,916 options have lapsed and were forfeited and expired.

During 2012, we granted options to purchase an aggregate of 50,000 ordinary shares to our officers and employees with an average exercise price of NIS 48.28 per share. In 2012 an aggregate of 21,189 options were exercised into shares in consideration of NIS 337,000 and 22,952 options have lapsed and were forfeited and expired.

During 2013, we granted options to purchase an aggregate of 207,200 ordinary shares to our officers and employees, with an average exercise price of NIS 56.64 per share. In 2013 an aggregate of 15,242 options were exercised into shares in consideration of NIS 548,000 and 5,174 options have lapsed and were forfeited.

During 2014, we granted options to purchase an aggregate of 131,200 ordinary shares to our officers and employees, with an average exercise price of NIS 36.25 per share. In 2014 an aggregate of 14,214 options were exercised into shares in consideration of NIS 579,000 and 8,881 options have lapsed and were forfeited.

Item 8. Exhibits and Financial Statement Schedules

(a)   The “Exhibit Index” is hereby incorporated by reference herein.

(b)   Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 9. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby also undertakes that:

1.    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement at the time it was declared effective.

2.    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Jerusalem, State of Israel on August 4, 2015.

Intec Pharma Ltd.

By:	/s/ Zeev Weiss
	Name:	Zeev Weiss
	Title:	Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons on August 4, 2015 in the capacities indicated:

Name	Title	Date

/s/ Zeev Weiss	Chief Executive Officer and Director	August 4, 2015
Zeev Weiss	(Principal Executive Officer)

/s/ Oren Mohar	Chief Financial Officer	August 4, 2015
Oren Mohar	(Principal Financial Officer) (Principal Accounting Officer)

*	Chairman of the Board	August 4, 2015
Zvika Joseph

*	Director	August 4, 2015
Gil Bianco

*	Director	August 4, 2015
Amir Hayek

*	Director	August 4, 2015
Hila Karah

*	Director	August 4, 2015
Issac Silberman

*By:	/s/ Zeev Weiss
Zeev Weiss
Attorney-in-Fact

AUTHORIZED REPRESENTATIVE

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Intec Pharma Ltd. has signed this Post-Effective Amendment No. 1 to the registration statement in the city of Monsey, the State of New York, on August 4, 2015.

Vcorp Agent Services, Inc.

By:	/s/ Farah Moiso
Name:	Farah Moiso
Title:	Secretary

EXHIBIT INDEX

Exhibit No.	Exhibit Description

1.1**	Form of Underwriting Agreement

3.1**	Certificate of Incorporation of Orly Guy Ltd., dated October 23, 2000

3.2**	Certificate of Name Change of Orly Guy Ltd. to Intec Pharmaceutical (2000) Ltd., dated February 7, 2001

3.3**	Certificate of Name Change of Intec Pharmaceutical (2000) Ltd. to Intec Pharma Ltd., dated March 15, 2004

3.4**	Articles of Association of Intec Pharma Ltd.

4.1**	Specimen share certificate

5.1*	Opinion of Pearl Cohen Zedek Latzer Baratz, Israeli counsel to Intec Pharma Ltd., as to the validity of the ordinary shares

10.1+**	Joint Venture for R&D, dated June 1, 2000, by and between Yissum Research Development Company of the Hebrew University of Jerusalem and Intec Pharmaceutical Partnership Ltd.

10.2+**	Notice of Extension Letter, dated October 5, 2004, from Intec Pharma Ltd. to Yissum Research Development Company of the Hebrew University of Jerusalem

10.3**

Amendment, dated July 13, 2005, by and between Yissum Research Development Company of the Hebrew University of Jerusalem and Intec Pharma Ltd., to the Joint Venture for R&D Agreement dated June 1, 2000

10.4**	Research Agreement, dated January 15, 2008, by and between Yissum Research Development Company of the Hebrew University of Jerusalem and Intec Pharma Ltd.

10.5**	Form of Indemnification Letter

10.6**	Intec Pharma Ltd. 2005 Share Option Plan

10.7**	Subscription Agreement between Intec Pharma Ltd. and the investors listed on Schedules A and C thereto, dated August 6, 2013, including forms of Certificates of Warrants

10.8**	Addendum & Amendment to that certain Subscription Agreement of August 6, 2013, dated October 20, 2014, by and between Intec Pharma Ltd. and Gabriel Capital Management (GP) Ltd.

10.9**	Michael J. Fox Foundation Research Grant 2013, dated March 29, 2013, between Intec Pharma Ltd. and the Michael J. Fox Foundation

10.10**

Unprotected Lease Agreement between Intec Pharma Ltd. and R.M.P.A. Assets Ltd., dated June 2, 2003, together with supplements thereto dated as of April 21, 2004, January 1, 2006, December 15, 2009 and January 18, 2011

10.11**	Employment Agreement, dated August 1, 2008, between Intec Pharma Ltd. and Giora Carni as amended by the Agreement, dated October 12, 2010, and the Addendum to Agreement, dated October 21, 2013

Exhibit No.	Exhibit Description

10.12**	Employment Agreement, dated June 1, 2009, between Intec Pharma Ltd. and Zeev Weiss as amended by Amendment to Agreement, dated 2012 and Addendum to Agreement, dated November 11, 2013

10.13**	Employment Agreement, dated November 25, 2013, between Intec Pharma Ltd. and Liat Flaishon

10.14**

Employment Agreement, dated January 15, 2006, between Intec Pharma Ltd. and Nadav Navon, as amended by Annex to Employment Agreement, dated May 29, 2011, Addendum to Agreement, dated March 2012 and Amendment to Agreement, dated October 21, 2013

10.15**	Employment Agreement, dated December 31, 2014, between Intec Pharma Ltd. and Oren Mohar

10.16**

Employment Agreement, dated November 1, 2004, between Intec Pharma Ltd. and Zvika Joseph, as amended by Addendum to Employment Agreement, dated October 20, 2009, Amendment to Agreement, dated July 28, 2011 and Addendum to Agreement, dated October 21, 2013.

10.17+**

Amendment, dated March 12, 2015, by and between Yissum Research Development Company of the Hebrew University of Jerusalem and Intec Pharma Ltd., to the Joint Venture of R&D Agreement dated June 1, 2000.

10.18+**	Research, Option and License Agreement, dated April 15, 2015, between Intec Pharma Ltd. and Biogen MA Inc.

10.19**	Registration Rights Agreement, dated as of July 8, 2015, by and among Intec Pharma Ltd., Gabriel Capital Management (GP) Ltd. and the other persons identified on Schedule A thereto.

10.20**	Form of Indemnification Agreement.

10.21**	Form of Exemption from Liability.

23.1**	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), independent registered public accounting firm, a member of PricewaterhouseCoopers International Limited

23.2*	Consent of Pearl Cohen Zedek Latzer Baratz, Israeli counsel to Intec Pharma Ltd. (included in Exhibit 5.1)

24.1**	Power of Attorney (included on the signature pages of this registration statement)

____________

*      Filed herewith.

**     Previously filed.

+     Certain portions of this agreement have been omitted under a request for confidential treatment pursuant to Rule 406 of the Securities Act of 1933, as amended, and Rule 24b-2 of the Securities Exchange Act of 1934, as amended, and filed separately with the United States Securities and Exchange Commission.